Filed Pursuant to Rule 433

Registration Statement No. 333-223441

January 5, 2021

REPUBLIC OF INDONESIA

FINAL TERM SHEET

€1,000,000,000 1.10% Bonds due 2033 (the “Bonds”)

Issuer:	Republic of Indonesia (the “Republic”)

Specified Currency:	Euro

Principal Amount:	€1,000,000,000

Public Offering Price:	99.165%

Gross Proceeds:	€991,650,000

Underwriting Discounts and Commission:	€396,660

Net Proceeds (Before Expenses):	€991,253,340

Interest Rate:	The Bonds will bear interest from January 12, 2021 at a rate of 1.10% per annum

Interest Payment Date:	Interest will be paid on March 12 of each year, commencing on March 12, 2022

Maturity Date:	March 12, 2033

Benchmark:	DBR 5 1/2 01/04/31

Benchmark Yield:	-0.610%

Spread to Benchmark:	178.4bps

Spread to Swap:	135.0bps

Benchmark Swap:	Interpolated 12.16-year EUR Mid Swap Rate

Swap Rate:	-0.176%

Re-offer Yield:	1.174%

Specified Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Settlement Date:	January 12, 2021

Day count:	Actual/Actual (ICMA)

Listing:	Expected listing of the Bonds on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

Settlement and Delivery:	The Republic expects that delivery of the Bonds will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Joint Lead Managers/Underwriters:	Citigroup Global Markets Inc., DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, Mandiri Securities Pte. Ltd. and Standard Chartered Bank

Co-Managers:	PT BRI Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Citigroup Global Markets Inc.

Security Identifiers:	ISIN: XS2280331898 / Common Code: 228033189

MiFID II professionals/ECPs-only— Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling toll-free +1-800-831-9146.

A preliminary prospectus supplement dated January  5, 2021 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312521001430/d85529d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.